082-03470
SUPPL

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

23rd July, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter ended 30th June, 2009

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company alongwith Segment-wise Revenue, Results and Capital Employed for the Quarter ended 30th June, 2009, approved at the meeting of the Board of Directors of the Company held on 23rd July, 2009.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter ended 30th June, 2009, is also enclosed.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

7/29

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Unaudited Financial Results for the Quarter ended 30th June, 2009

(Standalone)

(Rs. in Crores)

		Quarter ended 30.06.2009	Quarter ended 30.06.2008	Twelve months ended 31.03.2009
GROSS INCOME		6268.70	5958.90	23678.46
NET SALES	(1)	4082.68	3899.70	15388.11
OTHER OPERATING INCOME	(2)	50.24	34.30	194.62
NET INCOME (1+2)	(3)	4132.92	3934.00	15582.73
EXPENDITURE				
a) (Increase) / decrease in stock-in-trade and work in progress		53.28	(48.37)	(123.69)
b) Consumption of raw materials		1339.34	1336.20	5315.78
c) Purchase of traded goods		229.32	515.73	1254.69
d) Employees cost		282.16	218.11	890.88
e) Depreciation		151.59	126.11	549.41
f) Other expenditure		841.49	750.91	3191.91
g) Total	(4)	2897.18	2898.69	11078.98
PROFIT FROM OPERATIONS BEFORE OTHER INCOME AND INTEREST (3-4)	(5)	1235.74	1035.31	4503.75
OTHER INCOME	(6)	87.57	80.05	340.31
PROFIT BEFORE INTEREST (5+6)	(7)	1323.31	1115.36	4844.06
INTEREST (Net)	(8)	5.84	1.41	18.32
PROFIT AFTER INTEREST AND BEFORE TAX (7-8)	(9)	1317.47	1113.95	4825.74
Less:				
TAX EXPENSE	(10)	438.77	365.28	1562.15
NET PROFIT AFTER TAX (9-10)	(11)	878.70	748.67	3263.59
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1/- each)	(12)	377.44	376.88	377.44
RESERVES EXCLUDING REVALUATION RESERVES	(13)	-	-	13302.55
EARNINGS PER SHARE (Rs.)	(14)			
- Basic (Rs.)		2.33	1.99	8.66
- Diluted (Rs.)		2.32	1.97	8.64
PUBLIC SHAREHOLDING	(15)			
- NUMBER OF SHARES		3756104288	3742964017	3753088129
- PERCENTAGE OF SHAREHOLDING		99.52	99.32	99.44
PROMOTERS AND PROMOTER GROUP SHAREHOLDING	(16)	Nil	Nil	Nil
a) Pledged / Encumbered		N.A.	N.A.	N.A.
b) Non - encumbered		N.A.	N.A.	N.A.

Notes :

(i) The results for the quarter ended 30th June, 2009 were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 23rd July, 2009.

(ii) Figures for the previous quarter have been re-arranged, wherever necessary, to conform to the figures for the current quarter. The Company does not have any Exceptional or Extraordinary item to report for the above periods.

(iii) Gross Income comprises Segment Revenue, Other Operating Income and Other Income.

(iv) Gross Income includes Rs. 2048 Crores for the quarter ended 30th June, 2009 being Excise Duties and other Local Taxes. (Corresponding previous quarter ended 30th June, 2008 - Rs. 1945 Crores).

(v) The launch and rollout costs of the Company's brands 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' covering the range of personal care products of soaps, shampoos, conditioners and shower gels, and the continuing significant brand building costs of the Foods business are reflected under 'Other Expenditure' stated above and in Segment Results under 'FMCG-Others'.

(vi) During the quarter, no investor complaint was received. There were no complaints pending at the beginning of the quarter.

(vii) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter ended 30th June, 2009 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter ended 30th June, 2009

(Rs. in Crores)

	Quarter ended 30.06.2009	Quarter ended 30.06.2008	Twelve months ended 31.03.2009
1. Segment Revenue			
a) FMCG - Cigarettes - Gross	4160.56	3636.10	15115.07
- Net	2145.60	1739.67	7556.84
- Others - Gross	759.39	693.57	3014.04
- Net	757.25	691.39	3005.84
Total FMCG - Gross	**4919.95**	**4329.67**	**18129.11**
- Net	**2902.85**	**2431.06**	**10562.48**
b) Hotels - Gross	185.74	259.43	1020.27
- Net	172.81	238.97	935.45
c) Agri Business - Gross	940.61	1834.49	3845.98
- Net	940.61	1834.49	3845.98
d) Paperboards, Paper & Packaging - Gross	730.59	651.73	2821.96
- Net	702.62	605.92	2647.10
Total - Gross	**6776.89**	**7075.32**	**25817.32**
- Net	**4718.89**	**5110.44**	**17991.01**
Less : Inter-segment revenue - Gross	646.00	1230.77	2673.79
- Net	636.21	1210.74	2602.90
Gross sales / Income from operations	**6130.89**	**5844.55**	**23143.53**
Net sales / Income from operations	**4082.68**	**3899.70**	**15388.11**
2. Segment Results			
a) FMCG - Cigarettes	1125.39	961.41	4183.77
- Others	(99.77)	(122.61)	(483.45)
Total FMCG	**1025.62**	**838.80**	**3700.32**
b) Hotels	30.59	85.27	316.18
c) Agri Business	99.89	76.54	256.18
d) Paperboards, Paper & Packaging	127.81	123.43	508.63
Total	**1283.91**	**1124.04**	**4781.31**
Less : i) Interest (Net)	5.84	1.41	18.32
ii) Other un-allocable income net of un-allocable expenditure	(39.40)	8.68	(62.75)
Profit Before Tax	**1317.47**	**1113.95**	**4825.74**
Tax Expense	438.77	365.28	1562.15
Profit After Tax	**878.70**	**748.67**	**3263.59**
3. Capital Employed			
a) FMCG - Cigarettes *	2792.29	2602.85	3076.55
- Others	1925.48	2381.07	2086.63
Total FMCG	**4717.77**	**4983.92**	**5163.18**
b) Hotels	2272.31	1917.43	2188.89
c) Agri Business	1388.65	1286.17	1038.32
d) Paperboards, Paper & Packaging	3707.29	3434.01	3771.15
Total Segment Capital Employed	**12086.02**	**11621.53**	**12161.54**

*Before considering provision of Rs. 587.74 Crores (30.06.2008 - Rs. 616.77 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes and Smoking Mixtures.
	: Others	- Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery products, Matches, Agarbattis and Personal Care products.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging including Flexibles.
Agri Business		- Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) Segment results of 'FMCG : Others' are after considering significant business development, brand building and gestation costs of Branded Packaged Foods and Personal Care Products businesses.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter are after absorbing costs relating to the strategic e-Choupal initiative.

(5) Figures for the corresponding previous quarter have been re-arranged, wherever necessary, to conform to the figures of the current quarter.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 23rd July, 2009
Place : Kolkata, India

For and on behalf of the Board

Executive Director

Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700016

The Board of Directors
ITC Limited
Virginia House
37 J. L. Nehru Road
Kolkata - 700071

LIMITED REVIEW REPORT

We have reviewed the accompanying statement of unaudited financial results of ITC Limited for the quarter ended 30th June, 2009. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2400, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly we do not express an opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U. A.E., MUSCAT, OMAN

has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges including the manner in which it is to be disclosed, or that it contains any material misstatement.

Further, we also report that we have verified the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Management and found the same to be correct.

For A. F. Ferguson & Co.
Chartered Accountants

(M.S. Dharmadhikari)
Partner
Membership No.: 30802

Place: Kolkata
Date: 23rd July, 2009

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

23rd July, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter ended 30th June, 2009

Further to our letter dated 23rd July, 2009 forwarding the Unaudited Financial Results of the Company for the Quarter ended 30th June, 2009, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

July 23, 2009

Financial Results for the quarter ended 30th June, 2009
Highlights

- Profits from Operations : +19.4%
- Pretax Profits : +18.3%
- Post Tax Profits : +17.4%

- **Threat to legitimate industry and Government revenues as a result of sharp growth of illegal and contraband cigarettes.**

- **Pictorial graphic warnings on cigarette packs implemented w.e.f 31st May 2009.**

- **Maharashtra, Delhi and Rajasthan increase VAT on cigarettes threatening the concept of the 'Indian Common Market'.**

- **9.5% growth in non-cigarette FMCG businesses. Segment improves on profitability.**

- **Segment net revenues of Paperboards, Paper & Packaging grow by 16 %. Paper and pulp investments stabilize.**

- **Agri business profits up by 31%.**

- **'Classmate' range augmented with pens, pencils and scholastic products.**

- **The green qualities of 'Paperkraft Premium Business Paper', win franchise from responsible Corporate customers.**

- **Hotels business continues to be impacted by the global economic slowdown.**

- ITC becomes the first Indian company to gain membership of WWF GFTN for responsible forestry.

- ITC's Social forestry project recognised to receive carbon credits under CDM – a first of its kind. Benefits will be passed on to the tribals partnering the project.

The resilience of the Company's business portfolio was underscored by the 17.4% growth in Post tax profits despite tough economic conditions. Although the FMCG and Paper & Packaging businesses grew handsomely in net revenues by 19% and 16% respectively, overall turnover growth for the Quarter was muted at 4.7% due to the de-growth in Hotels and Agribusinesses.

As a result of the restructured product portfolio, profitability of the agri-business continued to be robust despite lower revenues. Whilst margins improved, investments in brand building in the Personal Care and Branded Foods business continued to impact the segment results of 'FMCG-Others'.

Pre-tax profits at Rs.1317 crores were higher by 18.3%. Post tax profits at Rs.879 crores grew by 17.4% over the same period last year. Earnings Per Share for the quarter stood at Rs.2.33.

FMCG – Cigarettes

The Company's relentless initiatives and efforts in offering truly world class products to its consumers have enabled it to maintain its position of leadership in the industry. Innovation and consumer focus have enabled the business to deliver superior value through its brand portfolio of well crafted blends and contemporary packaging styles and use of state-of-the-art manufacturing technology.

The severe taxation and regulatory milieu for cigarettes in India remains a cause for concern. Coming close on the heels of the smoking ban in public places, the cigarette industry was subjected to imposition of pictorial graphic warnings during the Quarter. As these regulations would impact cigarettes more than other forms of tobacco consumption, switching to cheaper forms of tobacco consumption will increasingly take place, adversely impacting the earnings of the farmers, who gain the maximum realisation from cultivating cigarette type tobaccos. In addition, smuggled contraband cigarettes, which already enjoy an illegal advantage of tax arbitrage, will have yet another source of clandestine advantage as these packs may not carry the specified graphic warnings.

The other disturbing development during the period was the increase of VAT rates on cigarettes by some states like Maharashtra, Delhi and Rajasthan from 12.5% to 20%. This completely undermines the basic objective of establishing a common Indian market through uniformity of rates in taxes. VAT was introduced on cigarettes

in 2007 at a uniform rate of 12.5% across the country. This position was in line with the philosophy of VAT, as maintaining uniform rates of tax was critical to preventing an unhealthy tax rate 'war' and trade diversion amongst States/Union Territories. The current increase in VAT would provide an attractive tax arbitrage opportunity and encourage illegal inter-state flow of cigarettes. Not only would it defeat the purpose of augmenting revenue, but would also result in trade falling into the hands of undesirable syndicates. The industry has urged the deviating states to retain the consensus VAT rate of 12.5%. Leaving the VAT on cigarettes untouched will help expand the tax base to augment revenue collections for the State Governments and prevent illegal trade diversion.

The vacuum created by the exit of the popular low priced micros and plain non-filter cigarettes (in the wake of the heavy imposition of excise duties last year) has been occupied by duty-evaded regular size filter cigarettes which are sold to consumers at Rs.10/- per packet of 10 cigarettes. These low priced tax-evaded illegal cigarettes are a growing threat to the legitimate industry, Government revenue, market stability and the social objective of regulating tobacco consumption. It is imperative that the authorities strengthen enforcement to eliminate this fast growing illegal industry. In addition, the Government could also consider the introduction of a new tax slab that would enable the legitimate industry to offer the consumer tax paid cigarettes at this price point.

The Company remains confident of leveraging its internationally benchmarked product quality, the resilience of its brands and the superiority of its competitive strategies to deliver strong results and shareholder value, despite the current difficult circumstances.

Branded Packaged Foods

Notwithstanding weak economic conditions, the Branded Packaged Foods business continued to expand with sales growing over the previous year. Having acquired reasonable scale in a relatively short span of time, the business is progressively focusing on driving consumer franchise, consolidating the portfolio in certain categories, improving market servicing and driving supply chain efficiencies.

The **'Bingo!'** range of potato chips and finger snack foods continues to witness enthusiastic consumer response. 'International Cream & Onion', a variant with a truly international flavour is the brand's latest addition to its existing unique and exciting range. The award winning marketing campaign continues to reinforce the unique selling proposition of the product.

The product mix of the **'Sunfeast'** range of biscuits continues to improve with wider consumer acceptance of the value added variants of cookies and creams. The quarter witnessed the re-launch of the 'Marie', a high fibre variant now available widely across all markets.

In the Staples category, **'Aashirvaad'** further built on its leadership position with market shares improving to 57% among national branded players. The Confectionery category revenues grew by 37% with wide consumer acceptance of its variants such as Lactos and Tofichoos, launched last year.

The business is focusing on improving its margin profile with specific cost management actions.

Lifestyle Retailing

The Lifestyle Retailing business is consolidating its market presence in the branded apparel market. The business responded with speed to the economic slowdown, even as the mid tier segment bore the brunt of the weak consumer sentiment. Renegotiation of rentals and rationalization of uneconomical stores have helped improve store margins. Cost management actions and business process streamlining are being pursued to enhance retail and manufacturing productivity. Investments in store design, visual merchandising and customer service are being made to enhance the shopping experience. Emphasis on product design and flexible manufacturing enabled the business to grow its export revenue by 23% over the same period last year.

Personal Care Products

The carefully architected portfolio of brands is gaining increasing consumer acceptance with robust growth witnessed over last year. The progress so far has met the internal milestones set by the business. Product development and research are being leveraged in a focused manner to build brand equity. Investments in tax exempt manufacturing capacities being under-taken will provide benefits of assured quality, flexibility and cost advantages.

The aggressive communication strategy with appropriate celebrity association backed by focussed consumer activation programmes and enhanced consumer engagement is expected to build appreciable brand franchise.

Education & Stationery Products

The Stationery business recorded a healthy sales growth of 22%, positioning the Company as the largest marketer of notebooks in India. The unmatched product quality of the 'Classmate' brand has fuelled demand from a growing section of discerning consumers.

The recently launched "Paperkraft Premium Business Paper", an environment friendly paper which has been crafted using a pioneering "Ozone Treated Elemental Chlorine Free" technology, is finding wide acceptance with well known Corporate houses in the country. The purchase of this superior and environment friendly multipurpose paper for office and home use is increasingly becoming an avenue for expression of "green" sentiments by corporates. This unique product is an integral part of the Company's significant initiatives to augment natural and scarce resources and has been launched in line with its triple bottom line commitment to building economic, environmental and social capital for the nation.

With the expansion of categories of scholastic products like geometry boxes, pens and recently launched pencils, the 'Classmate' brand has transformed into a powerhouse national brand with true values of product superiority. The business has blended the Company's core capabilities of environment friendly superior paper, knowledge of image processing and printing and brand building and trade marketing skills to successfully market a growing range of education and stationery products.

Hotels

The squeeze on corporate travel along with the steep reduction in international travel as a fallout of the global financial crisis has triggered a significant slide in occupancies and average room rates. Lack of consumer confidence has adversely impacted leisure travel as well. The situation post the Mumbai terror strikes got aggravated with adverse travel advisories issued by most source countries and the spread of swine flu. Despite these adverse circumstances the business has demonstrated resilience during this challenging period.

The business continues to pursue an aggressive investment led growth strategy recognising the longer term potential of this sector and the need for greater room capacities commensurate with India's economic growth.

Paperboards, Specialty Papers & Packaging

The business maintained its market leadership with net segment revenues increasing by 16%. This was driven by the growth of the premium value added paperboard segment, successful penetration of the paper markets and robust performance of the packaging business. Interdivisional business was impacted due to the need for adjustment in pipeline inventory of cigarette packaging material in preparation for the introduction of pictorial graphic warnings.

During the period, the 'Ozone bleached' Pulp mill and the paper plant, with annual capacities of 1.22 lac tons and 1 lac tons respectively, reached optimum levels of productivity at desired levels of quality. The paper machine has enabled synergistic forward linkages with the stationery business, capturing incremental value. ITC has become the first Indian company to gain membership of WWF GFTN (Global Forest & Trade Network) for responsible forestry, in line with its commitment to sustainable forestry through manufacture of paperboards and paper products from renewable plantations. The GFTN is WWF's initiative to encourage sustainable forest management practices and minimise the forest footprint of industries trading in or using forest goods.

In the Packaging and Printing business, investment in backward integration to manufacture key raw materials for Flexibles has enhanced competitiveness. The business is driving substantial growth by winning the trust and confidence of key customers in the consumer electronics and FMCG industries. This has resulted in revenue from these customers growing steadily by 10%. The full range of capabilities riding on multiple packaging platforms will enable the business to strengthen its position in the domestic as well as export markets.

Agri Business

The stellar performance of the leaf tobacco portfolio was one of the key contributors to this Quarter's robust performance. The business cemented its position as the foremost exporter of leaf tobacco, leveraging the growing demand for Indian tobaccos. Gains were made in new business development and customised product and service offerings to both existing and new leaf tobacco customers. The business continued to provide strategic sourcing support to the Company's cigarette business by ensuring international quality supplies.

Lack of market opportunities resulted in lower throughput of soya and wheat volumes, impacting agri product revenues during the period

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company continued to make progress during the quarter in its social and environmental initiatives

The United Nations Framework Convention on Climate Change has recognised the Company's unique and large-scale social forestry project in Khammam district of Andhra Pradesh - a first of its kind in India. The project which not only helps in sequestration of greenhouse gases such as CO_2, also creates multiple benefits comprising a large green cover, groundwater recharge, conserving in-situ moisture and increase in soil fertility. This forestry project is eligible to earn Certified Emission Receipts (CERs), the benefit of which, net of expenses incurred for the project, will be passed to the tribals partnering this project. The primary objective of this effort is to create a long term secure source of sustained income for the rural poor in the area and to enable sequestration of CO_2 through reforestation activities.

The Company deepened its social sector imprint by expanding to newer districts during the period. Social development projects are currently being progressed in 50 districts spread over the states of Andhra Pradesh, Bihar, Kerala, Karnataka, Maharashtra, Madhya Pradesh, Orissa, Rajasthan, Tamil Nadu, Uttar Pradesh and West Bengal.

The pioneering social development projects include initiatives in watershed development, social farm and forestry programmes, soil & moisture conservation programmes designed to assist farmers in identified moisture-stressed districts, preservation of precious topsoil for agriculture and group irrigation projects. Towards improving the income earning capability of the farming community, sustainable agricultural practices were provided a major boost during the quarter with the promotion of organic fertiliser units through vermi-composting and NADEP technologies. Similarly, programme for genetic improvement of cattle was undertaken through artificial insemination to produce high-yielding crossbred progenies. Integrated animal husbandry services were provided during the quarter. These included addressing the needs of problem breeders, vaccines, feed additives and awareness drives. The initiative for the economic empowerment of women also continued apace with provision of gainful employment either in micro-enterprises or through self-employment with the support of income generation loans.

The Company's social sector footprint can be seen at a glance in the following chart:

Intervention Areas	Unit of Measurement	Q1 2009-10 (Cumulative Achievement)
Total Districts Covered	Number	50
Social and Farm Forestry	Hectare	95961
Soil Moisture Conservation Programme	Hectare	46264
Sustainable Agricultural Practices		
Organic Fertiliser units	Number	13552
Sustainable Livelihoods Initiative		
Cattle Development Centres	Number	123
Animal Husbandry Services	Milch Animals	301015
Economic Employment of Women		
SHG Members	Persons	18221
Women Entrepreneurs	Persons	19900
Primary Education		
Beneficiaries	Children	193571
Health and Sanitation		
Low Cost Sanitary Units	Number	2712

The Board of Directors, at its meeting in Kolkata on 23rd July 2009, approved the financial results for the quarter ended 30th June 2009, which are enclosed.

Nazeeb Arif
Vice President
Corporate Communications